EXHIBIT 99.1

Clarification of Responses

The Issuer will pay FundAthena, Inc., d/b/a Manhattan Street Capital (“Manhattan Street Capital” or “MSC” as applicable) for its services in hosting the offering of the shares on its online platform.

The Issuer will pay MSC the following for its services:

•	A technology and administration fee of $25 per investor, in cash, paid by the company when each investor deposits funds into the escrow account;
•	Anti-Money Laundering ("AML") verification fees between $2 and $6 per investor. AML fees will be dependent on the location of the investor;
•	A listing fee of $2,500 per month;
•	A project management fee of $45,000;
•	$75,000 no later than January 31, 2023;
•	Any applicable fees for fund transfers (ACH $2, check $5, debit card fees of $0.35 + 3% as charged by debit card processor, wire $15 or $35 for international fund transfers). Total estimated fees to be paid to MSC are $135,000.